UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

September 11, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment No. 3 to Registration Statement on Form F-1

Filed August 20, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 28, 2020 (the “August 28 Letter”), regarding the Amendment No. 3 to Registration Statement on Form F-1 submitted to the Commission on August 20, 2020 (the “Registration Statement”).

This letter is being submitted to the Staff with respect to the Company’s proposed response to the comment in the August 28 Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response.

Liquidity and Capital Resources, page 73

1.

We note your added disclosure on pages 29 and 75 that loans are subject to a covenant to maintain a specified level of monthly revenue. Please provide us your analysis of whether you must file the covenants with your registration statement.

Response: In response to the Staff’s comment, the Company proposes to revise pages 29-30, and 74-75 of the Registration Statement to clarify the terms of the monthly revenue covenant under the Shenzhen Rural Commercial Bank loans, as well as the Company’s efforts to maintain compliance with these and other loan covenants, and related risks of potential default. A redline showing the proposed changes are attached as Exhibit A hereto.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.

Exhibit A

Page 29-30

The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

We have incurred certain indebtedness under loan facilities with various lenders. According to the credit agreement between ~~the~~ CCB and UTime SZ, ~~the~~ CCB gives UTime SZ a ~~certain amount~~secured line of credit and the term of validity of the loan quota is from April 23, 2019 to April 9, 2020, which we renewed on May 8, 2020 with the term of validity from May 8, 2020 to April 28, 2021 (the “term of validity”). If a single loan occurs within the term of validity, unless otherwise agreed by CCB, the performance period of the single loan shall not exceed six months after the expiration of the term of validity.

Covenants governing our loan facility with CCB restrict, among other things, our ability to:

●	~~●~~  pay dividends or distributions, repurchase or redeem equity;
●	~~●~~  incur or permit to exist any additional indebtedness or liens;
●	~~●~~  guarantee or otherwise become liable with respect to the obligations of another party or entity;
●	~~●~~  acquire any assets, except in the ordinary course of business, or make any investments;
●	~~●~~  pay any third party using the proceeds of the loan;
●	~~●~~  use the proceeds of the loan hereunder for investment in fixed assets or equity, or for investment in securities or futures market; and
●	~~●~~  complete a merger, division, transfer of equity and creditor’s rights, external investment, material increase of debt financing, or a sale of all or substantially all of our assets.

~~In addition, the~~The credit agreement with CCB also requires us to satisfy certain financial covenants, including periodic status reports and a debt to asset ratio of no more than seventy-five percent (75%). ~~Our~~

In addition, in August 2018, UTime SZ entered into two secured credit agreements with Shenzhen Rural Commercial Bank ~~also require us to meet certain monthly revenue targets.~~ , each for a term of three years. These credit agreements require us to maintain monthly revenue at least RMB 1.2 million. Such monthly revenue amounts shall be deposited into an account established by UTime SZ and under the supervision of Shenzhen Rural Commercial Bank. UTime SZ may withdraw funds from such account only after ensuring that the applicable principal and interest of the Shenzhen Rural Commercial Bank loans are paid off as they become due on a monthly basis. Apart from the aforementioned restriction, UTime SZ is able to fully control the monies in the supervision account Since August 9, 2018 through September [__], 2020, the monthly revenue deposited into such account has exceeded the RMB 1.2 million minimum. However, if UTime SZ fails to meet the Minimum Monthly Revenue covenant, Shenzhen Rural Commercial Bank shall have the right to raise the interest rate by 50% on amounts accrued on the loan since August 9, 2018 or to accelerate the loan.

In addition to the above-mentioned financial covenants, the CCB and Shenzhen Rural Commercial Bank loans contain customary events of default, including but not limited to: non-payment of principal, interest and fees or other amounts; violation of covenants, including those financial covenants identified above; inaccuracy of representations and warranties; and certain bankruptcy and other insolvency events. If UTime SZ is in breach of any of these credit agreements, the applicable lender shall have the right to dispose of the collateral in accordance with the law, including but not limited to the conversion into money, sell-off or the auction of the mortgaged, pledged or lien property.

Our ability to comply with these and other provisions under our outstanding loans may be affected by events beyond our control. ~~Such~~Although as of September [__], 2020, we believe we are in compliance with all of our loan covenants, such covenants and obligations are ongoing, and the breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations.

Ex A-1

Any defaults under our loan ~~agreements~~arrangements could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

●	~~●~~ seek additional financing in the debt or equity markets;
●	~~●~~ delay, curtail or abandon altogether our research & development or investment plans;
●	~~●~~ refinance or restructure all or a portion of our indebtedness; or
●	~~●~~ sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

Defaults under our credit agreement with CCB and other loan agreements could result in a substantial loss of our assets.

We have mortgaged the office owned by UTime SZ and pledged accounts receivables equal to RMB22,500,000 (US$3.3 million) owned by UTime SZ under the credit agreement with CCB. Additionally, we have mortgaged RMB0.5 million (US$0.07 million) as restricted cash under one of our credit agreements with Shenzhen Rural Commercial Bank, and we have pledged accounts receivables due to UTime GZ between January 1, 2020 and July 1, 2021 from one of our customers, TCL Huizhou, pursuant to a factoring agreement with an affiliate of TCL Huizhou. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities.”

~~The term of our credit agreement with CCB expires on April 28, 2021, pursuant to which any outstanding loans made within the term of validity, unless otherwise agreed by CCB, the performance period of the outstanding loans shall not exceed six months after the expiration of the term of validity.~~ A failure to repay any of the indebtedness under our loan agreements as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. The lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

Page 74-75

Financing activities

Net cash provided by financing activities for the year ended March 31, 2020 was RMB12.9 million (US$1.8 million) as compared to RMB6.2 million (US$0.9 million) for the year ended March 31, 2019. The cash inflow was mainly attributable to capital contribution and loan received from shareholders.

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million (US$0.3 million) for a term of ~~3~~three years, which is payable ~~at~~in monthly ~~installment~~installments of RMB0.04 million (US$0.006 million) from August 21, 2018 to August 8, 2021, with a balloon payment of the remaining balance in the last installment. The loan was pledged by 30% of equity interests of UTime SZ owned by Mr. Bao and is also guaranteed by Mr. Bao. On March 19, 2019, the pledged equity interests of UTime SZ was released and replaced by deposit of RMB0.5 million (US$0.07 million) as restricted cash with the bank to secure the loan. RMB0.32 million (US$0.05 million) and RMB0.48 million (US$0.07 million) were repaid by UTime SZ during the year ended March 31, 2019 and 2020, respectively. ~~Additionally, the loan is subject to a financial covenant to maintain a specified level of monthly revenue.~~ As of March 31, 2019 and 2020, the balance of the loan are RMB1.7 million (US$0.2 million) and RMB1.2 million (US$0.2 million), respectively. Out of the total outstanding loan balance, current portion ~~amounted~~outstanding were RMB0.48 million (US$0.07 million) as of March 31, 2019 and 2020, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB1.2 million (US$0.2 million) and RMB0.7 million (US$0.1 million) are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2019 and 2020, respectively.

Ex A-2

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6 million (US$0.8 million) for a term of ~~3~~three years, which is payable ~~at~~in monthly ~~installment~~installments of RMB0.06 million (US$0.008 million) from September 21, 2019 to August 20, 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. ~~Additionally, the loan is subject to a financial covenant to maintain a specified level of monthly revenue.~~ RMB0.4 million (US$0.06 million) was repaid by UTime SZ during the year ended March 31, 2020. As of March 31, 2019 and 2020, the balance for this loan is RMB6 million (US$0.8 million) and RMB5.6 million (US$0.8 million), respectively. Out of the total outstanding loan balance, current portion ~~amounted~~outstanding were RMB0.4 million (US$0.06 million) and RMB0.7 million (US$0.1 million) as of March 31, 2019 and 2020, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB5.6 million (US$0.8 million) and RMB4.9 million (US$0.7 million) are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2019 and 2020, respectively.

On October 31, 2018, UTime SZ borrowed RMB16 million (US$2.4 million) from ~~China Construction Bank~~CCB as working capital for six months at an annual effective interest rate of 6.09% under a credit agreement signed on November 15, 2017. The loan was secured by UTime SZ’s accounts receivable and the same office real estate. The loan was also guaranteed by Mr. Bao, Mr. Tang and Mr. Zhou. The loan was repaid on April 30, 2019.

On April 23, 2019, UTime SZ entered into a credit agreement with ~~China Construction Bank~~CCB to borrow RMB15 million (US$2.1 million) as working capital for one year at an annual effective interest rate of 5.8%. The loan is secured by the office real estate owned by UTime SZ and accounts receivable equal to RMB22.5 million (US$3.2 million) owned by UTime SZ. The loan is also guaranteed by Mr. Bao and his spouse. As of March 31, 2020, the carrying amount of the office real estate and accounts receivable were RMB18.6 million (US$2.6 million) and RMB22.5 million (US$3.2 million), respectively. This credit agreement was renewed on May 8, 2020 with the term of validity from May 8, 2020 to April 28, 2021 (the “term of validity”). If a single loan occurs within the term of validity, unless otherwise agreed by CCB, the performance period of the single loan shall not exceed six months after the expiration of the term of validity.

In July 2020, UTime GZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime GZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. In July 2020, UTime GZ obtained a loan under this factoring contract at the amount of RMB1.80 million (approximately $0.25 million) by factoring the receivables due from Huizhou TCL Mobile Communication Company Limited (“TCL Huizhou”) between January 1, 2020 and July 1, 2021, the annual effective interest rate of which is 8%. TCL Factoring has the right of recourse to UTime GZ, and as a result, these transactions were recognized as secured borrowings. UTime GZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou between January 1, 2020 and July 1, 2021. This credit facility was also guaranteed respectively by Mr. Bao and UTime SZ, each for an amount up to RMB4.00 million (approximately $0.56 million). UTime GZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring.

Financial Covenants

The outstanding credit agreement with CCB requires UTime SZ to satisfy certain financial covenants, including periodic status reports and a debt to asset ratio of no more than seventy-five percent (75%) (the “Debt to Asset Ratio covenant”). In addition, our credit agreements with Shenzhen Rural Commercial Bank require UTime SZ to meet a minimum monthly revenue of RMB1.2 million (US$0.2 million) (the “Minimum Monthly Revenue covenant”), which monthly revenue amounts shall be deposited into an account established by UTime SZ and under the supervision of Shenzhen Rural Commercial Bank. UTime SZ may withdraw funds from such account only after ensuring that the applicable principal and interest of the Shenzhen Rural Commercial Bank loans are paid off as they become due on a monthly basis. Apart from the aforementioned restriction, UTime SZ is able to fully control the monies in the supervision account. Since August 9, 2018 through September [__], 2020, monthly revenue deposited into such account has exceeded the RMB1.2 million minimum. If UTime SZ fails to meet the Minimum Monthly Revenue covenant, Shenzhen Rural Commercial Bank shall have the right to raise the interest rate by 50% on amounts accrued on the loan since August 9, 2018 or to accelerate the loan.

Ex A-3

As of September [__], 2020, UTime SZ has met, and in fact has outperformed, the Minimum Monthly Revenue and Debt to Asset Ratio covenants. For example, from April 2019 to September 2020, UTime SZ has maintained a debt to asset ratio below 60%, which more than satisfies the requirement of CCB, and from September 2018 to September 2020 we have maintained a revenue stream of RMB2 million (US$0.3 million) to RMB3 million (US$0.4 million), which has been deposited into our bank account at Shenzhen Rural Commercial Bank. Although the Company does not believe it is likely to breach any of its loan covenants during the respective loan periods, including the Minimum Monthly Revenue and Debt to Asset Ratio covenants, based on its current expectations and assumptions, there are certain steps that the Company may take to decrease the likelihood of a breach. For example, we regularly seek to maintain stable collection terms and optimize our payment schedule for managing payables by monitoring the outgoing cash flow on a monthly basis. The Company remains focused on continuing to drive top line revenue growth, which it believes will help to improve cash flow and earnings.

In addition to the above-mentioned financial covenants, all of the loans described in “—Financing activities” above contain customary events of default, including but not limited to: non-payment of principal, interest and fees or other amounts; violation of covenants, including those financial covenants identified above; inaccuracy of representations and warranties; and certain bankruptcy and other insolvency events.

The occurrence of any event of default could result in the termination of the commitments under these loan arrangements and permit the lenders to accelerate payment on outstanding borrowings under the credit agreements. The applicable lender shall have the right to dispose of the collateral in accordance with the law, including but not limited to the conversion into money, sell-off or the auction of the mortgaged, pledged or lien property. In addition, if any circumstances that may endanger the rights of CCB as a creditor occurs, for instance, a change in control (as defined in the CCB credit agreement) occurs, CCB may terminate its commitments under the credit agreement and accelerate repayment of outstanding borrowings. As discussed above, we do not anticipate being in violation of any financial covenants in the foreseeable future. If anticipated operating results create the likelihood of a future violation, we would seek to work with our lenders on an appropriate modification or amendment to our financing arrangements in advance of such potential breach.

Ex A-4